Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTIONS

ASSET LEASES

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 27 December 2023 (after trading hours), the Company renewed the transactions contemplated under the Existing Asset Lease Framework Agreement by entering into the Asset Lease Framework Agreement with CSAH for a term of two years commencing from 1 January 2024 to 31 December 2025.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of-use Asset in respect of the transactions contemplated under the Asset Lease Framework Agreement (on a stand-alone basis and after aggregation with Property and Land Lease Framework Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Asset Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of connected transactions of the Company, on 27 December 2023 (after trading hours), the Company renewed the transactions contemplated under the Existing Asset Lease Framework Agreement by entering into the Asset Lease Framework Agreement with CSAH for a term of two years commencing from 1 January 2024 to 31 December 2025.

ASSET LEASE FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 21 December 2020 in relation to the Existing Asset Lease Framework Agreement.

As the Existing Asset Lease Framework Agreement shall soon expire by the end of 2023 and the transactions contemplated under the Existing Asset Lease Framework Agreement shall continue to be entered into, the Company and CSAH have entered into the new Asset Lease Framework Agreement on 27 December 2023 (after trading hours) relating to the renewal of the transactions contemplated under the Existing Asset Lease Framework Agreement to enter into the asset leases transactions contemplated thereunder for the lease term from 1 January 2024 to 31 December 2025.

Subject Matter

Pursuant to the Asset Lease Framework Agreement, CSAH agreed to (i) lease certain properties located in various cities such as Nanyang, Wuhan, Changsha, Urumqi, Guangzhou, Hengyang and Haikou, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment held by CSAH or its subsidiaries to the Company for the purposes of civil aviation and related businesses of the Company; and (ii) lease certain lands located in Nanyang, Wuhan and Guangzhou by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The details of which are set out in the tables below:

(i) Properties and equipment assets leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location/ Type	Quantity	Use	Aggregate floor area (square meter)	Aggregate annual rental (RMB ’0,000)

Properties

Nanyang	51	Civil airport terminal, office, warehouse, garage, boiler room, fire brigade, etc.	33,611.17	721.29

Wuhan	8	Industrial, office, commercial and service, etc.	8,546.5	191.08

Changsha	6	Residential and airport support	9,724.27	199.91

Urumqi	1	Hotel and supporting commercial	42,320.48	2,117.69

Guangzhou	4	Office	102,000.59	17,715.94

Hengyang	2	Office	1,183.9	15.24

Haikou	2	Residential and commercial	3,162.58	334.01

Total	74	—	200,549.49	21,295.16

Facilities and other infrastructure

Nanyang	23	Drainage ditch, lighting, pipeline engineering, etc.	—	3,523.08

Parking lots

Guangzhou	743	Parking lots	—	772.8

Equipment assets

Machinery equipment	337	Equipment (e.g. venue lighting, communication and navigation equipment, high and low voltage power distribution equipment, firefighting equipment and others)	—	287.94

Transportation equipment	19	Vehicles (e.g. commercial vehicle, aircraft tractors, sewage vehicles, luggage transfer vehicles and others)	—	53.1

Electronic equipment	106	Equipment (e.g. air conditioning, automatic vehicle identification system, stainless steel drill plate disinfection pool and others)	—	32.48

Total	462	—	—	373.52

(ii) Lands which land use rights are being leased by CSAH or its subsidiaries (excluding the Company) to the Company

Location	Quantity	Use	Aggregate site area (square meter)	Aggregate annual rental (RMB ‘0,000)

Nanyang	9	Civil aviation, airport and commercial	1,855,906.99	5,116.5

Wuhan	2	Commercial, service and urban mixed residential	16,532.73	536.84

Guangzhou	8	Transportation, logistics and freight warehousing	128,113.3	1,875.58

Total	19	—	2,000,553.02	7,528.92

Annual Rental

The annual aggregate amount of rent payable by the Company to CSAH under the Asset Lease Framework Agreement for each of the two years ending 31 December 2024 and 2025 is RMB334.9348 million, which was determined with reference to the Rental Assessment Results.

In respect of the annual rental for the property, equipment assets and land of which land use rights is to be leased pursuant to the Asset Lease Framework Agreement stated in the tables above, except for the office floors in the CSA Building and the parking lots in the CSA Building, the Company has engaged (1) Shenzhen Pengxin Asset Appraisal Land Real Estate Valuation Co., Ltd. (深圳市鵬信資產評估土地房地產估價有限公司), an independent PRC professional valuer, to conduct rental assessments of all the properties and lands contemplated under the Asset Lease Framework Agreement other than the property located in Urumqi; (2) GuoZhongLian Asset Appraisal Land Real Estate Valuation Co., Ltd. (國眾聯資產評估土地房地產估價有限公司), an independent PRC professional valuer, to conduct rental assessments of the property located in Urumqi contemplated under the Asset Lease Framework Agreement; (3) Guangdong Xinde Assets Appraisal and Real Estate Land Appraisal Co., Ltd. (廣東信德資產評估與房地產土地估價有限公司), an independent PRC professional valuer, to conduct rental assessments of all the equipment assets contemplated under the Asset Lease Framework Agreement and to provide the Rental Assessment Results. The annual rental is determined after arm’s length negotiation between the parties, based on the fair market rental of the relevant properties, equipment assets and lands and adjusted with reference to the Rental Assessment Results. In addition, CSAH agreed that the annual rental shall not be higher than the average prevailing market rental of properties, equipment assets and lands located at similar locations. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of the Company.

For the rental assessments of the properties and lands other than the property located in Urumqi, a mixture of the market approach and value discount approach (a form of income approach) was applied by comparing to the referential rental transactions in the area where the properties and lands are located in and taking into account the economic income and potential economic income that can be yielded from those land use rights. For the rental assessments of the property located in Urumqi, a market approach was applied by comparing to the referential rental transactions in the area where the Urumqi property is located in. For the rental assessments of all the equipment assets, an income approach was applied to equipment assets since economic income or potential economic income can be yielded from those equipment. The above standard for determining the rental is based on the assessment of the appraiser of the nature and market condition of the categories of assets and normal commercial terms determined in accordance with market rules and after arm’s length negotiation; the parties consider that the pricing is reasonable and the agreement conforms to fair market conditions.

The annual rental for the office floors in the CSA Building and the parking lots in the CSA Building is determined after arm’s length negotiation by the parties with reference to the annual rental for the offices and parking lots of the surrounding areas. The comparables used are set out in the table below:

The comparable office buildings:

Property	Hongyu Builing (宏宇大厦)	Greenland Center (綠地中心)

Use	Office	Office

Rental (RMB/square meter (construction floor area) /month)/ Decoration	140-170/ Decorated	150-160/ Decorated

Valuation Date	September 2023	September 2023

The comparable office buildings with parking lots:

Property	Hongyu Builing (宏宇大厦)	Greenland Center (綠地中心)

Charges	RMB1,200/month	RMB1,200/month

Historical Figures and Value of the Right-of-use Asset

As disclosed in the announcement of the Company dated 21 December 2020, the maximum annual aggregate amount of rent payable by the Company to CSAH under the Existing Asset Lease Framework Agreement for each of the three years ending 31 December 2023 is RMB346.2905 million.

The previous annual rental paid to CSAH by the Company under the Existing Asset Lease Framework Agreement for the two years ended 31 December 2022 and the 11 months ended 30 November 2023 are as follows:

	For the year ended 31 December		For the 11 months ended 30 November
	2021 (audited)	2022 (audited)	2023 (unaudited)
Historical Annual Rental for The Existing Asset Lease Framework Agreement	RMB312,724,500	RMB294,766,700	RMB248,991,900

The Group adopted IFRS 16 - “Leases” as at 1 January 2019, which forms part of the financial reporting standards applicable to the Group. Based on IFRS 16, which is the latest applicable financial reporting standard, each of the Proposed Transactions should be classified as a one-off connected transaction of the Company. According to IFRS 16, the Group, as the lessee, shall recognise a lease as a right-of-use asset and a lease liability in the consolidated statement of financial position of the Group. As such, each of the Proposed Transactions should be regarded as an acquisition of asset under the definition of transaction set out in rule 14.04(1)(a) of the Listing Rules. The aggregate value of the right-of-use asset recognised under the Proposed Transactions is RMB617,075,500 (the “Value of the Right-of-use Asset”). The aggregate amount of lease liability recognised under the Proposed Transactions shall be the same as the Value of the Right-of-use Asset recognised. The Value of the Right-of-use Asset will be amortised over the lease period.

Reasons for and the Benefits of Entering into the Asset Lease Framework Agreement

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Asset Lease Framework Agreement are situated at since November 2004. The purchase and/or transfer of such properties, equipment assets and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Asset Lease Framework Agreement allows the Company to continue to use those properties, equipment assets and lands to operate its expanded civil aviation business at rents not higher than the prevailing market rates for similar properties, equipment assets and lands at similar locations. As these properties, equipment assets and lands are necessary for the daily business operation of the Company, it is necessary for the Company to enter into the Asset Lease Framework Agreement so that the Company can continue its long-term cooperation with CSAH and that the Company can enjoy the convenience of accessing these properties, equipment assets and lands.

LISTING RULES IMPLICATIONS

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 66.52% of the issued share capital in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Asset Lease Framework Agreement constitute connected transactions for the Company under the Listing Rules.

The Board (including the independent non-executive Directors) considers that the terms of and transactions contemplated under the Asset Lease Framework Agreement as well as the annual cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

As previously announced on 28 December 2022, the Company and CSAH entered into the Property and Land Lease Framework Agreement, pursuant to which CSAH agreed to lease (i) certain properties, facilities and other infrastructure located in various cities such as Beijing, Shenyang, Chaoyang, Dalian, Changchun, Harbin, Jilin, Urumqi and overseas locations held by CSAH or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in various cities such as Shenyang, Chaoyang, Dalian, Changchun, Harbin and Urumqi by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company for a term of three years commencing from 1 January 2023 to 31 December 2025.

Pursuant to rule 14A.81 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Asset Lease Framework Agreement will be aggregated with the lease transactions contemplated under the Property and Land Lease Framework Agreement.

As the applicable percentage ratios (other than the profits ratio) for the Value of the Right-of use Asset in respect of the transactions contemplated under the Asset Lease Framework Agreement (on a stand-alone basis and after aggregation with the Property and Land Lease Framework Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Asset Lease Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Ma Xu Lun, Mr. Han Wen Sheng and Mr. Luo Lai Jun, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Asset Lease Framework Agreement and the transactions contemplated thereunder. All the remaining four Directors who were entitled to vote unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the articles of association of the Company.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Asset Lease Framework Agreement”	the asset lease framework agreement dated 27 December 2023 entered into between the Company and CSAH for a term of two years from 1 January 2024 to 31 December 2025;

“Board”	the board of Directors;

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability;

“CSA Building”	China Southern Air Building (中國南方航空大廈) located at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC;

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company;

“Directors”	directors of the Company;

“Existing Asset Lease Framework Agreement”	the asset lease framework agreement dated 21 December 2020 entered into between the Company and CSAH for a term of three years commencing from 1 January 2021 to 31 December 2023;

“Group”	the Company and its subsidiaries;

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, which sets out the principles for the recognition, measurement, presentation and disclosure of leases;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan);

“Property and Land Lease Framework Agreement”	the property and land lease framework agreement in relation to the leases of certain properties, facilities, other infrastructure and lands by CSAH to the Company dated 28 December 2022 entered into between the Company and CSAH for a term of three years from 1 January 2023 to 31 December 2025;

“Proposed Transactions”	the proposed lease transactions contemplated under the Asset Lease Framework Agreement whereby CSAH would (i) lease certain properties located in various cities such as Nanyang, Wuhan, Changsha, Urumqi, Guangzhou, Hengyang and Haikou, parking lots and equipment assets such as machinery equipment, transportation equipment and electronic equipment held by CSAH or its subsidiaries to the Company for the purposes of civil aviation and related businesses of the Company; and (ii) lease certain lands located in Nanyang, Wuhan and Guangzhou by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company;

“Rental Assessment Results”	the results of the rental assessment of the list of properties, equipment assets and lands contemplated under the Asset Lease Framework Agreement conducted by (1) Shenzhen Pengxin Asset Appraisal Land Real Estate Valuation Co., Ltd. (深圳市鵬信資產評估土地房地產估價有限公司), on the properties and lands (other than the property located in Urumqi) as at 20 September 2023; (2) GuoZhongLian Asset Appraisal Land Real Estate Valuation Co., Ltd. (國眾聯資產評估土地房地產估價有限公司) on the property located in Urumqi as at 22 May 2023; and (3) Guangdong Xinde Assets Appraisal and Real Estate Land Appraisal Co., Ltd. (廣東信德資產評估與房地產土地估價有限公司) on the equipment assets as at 15 October 2023;

“RMB”	Renminbi, the lawful currency of the PRC; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By order of the Board of
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 December 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.